[COOLEY GODWARD LLP LETTERHEAD]

May 27, 2005

Via Edgar and Federal Express

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc.
Registration Statement on Form S-1
SEC File No. 333-122156

Ladies and Gentlemen:

     On behalf of XenoPort, Inc. (“XenoPort”), we are transmitting for filing one copy of Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-122156 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2005.

     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 20, 2005 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Form S-1

Management’s Discussion and Analysis – Research and Development Expenses, page 35

1.	We have reviewed your revisions in response to our April 18, 2005 letter. Due to its materiality, we feel that a discussion of “research and preclinical” costs is appropriate. Please disclose the nature of such costs and quantify those costs by major functional classification (e.g. employee related expenses and facilities costs). Also disclose the effect that “research and preclinical” will have on future operations and cash flows.

In response to the Staff’s comment, XenoPort has revised its disclosure on page 40 of the prospectus.

May 27, 2005
Page Two

     XenoPort respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. The Company currently anticipates that it will seek effectiveness of the Registration Statement as early as June 1, 2005. Please advise us if we can provide any further information or assistance to facilitate the Staff’s review. Please do not hesitate to call me at (650) 843-5730 or Suzanne Sawochka Hooper at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.)
William Rieflin (XenoPort, Inc.)
William Harris (XenoPort, Inc.)
Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP)
Bruce Dallas, Esq. (Davis Polk & Wardwell)